WONG’S ELECTRONIC (HOLDINGS) COMPANY LIMITED

November 20, 2002

The Directors
Telecom Technology Corporation Limited ("TTC")
12th Floor, Tai Yip Building
141 Thomson Road
Wanchai, Hong Kong, China

Attn.: Mr. David Yang

Dear Sir,

We ("Wong") are writing to confirm our offer as follows:

(A)	To purchase from TTC all those items of equipment listed on Attachment 1 to this letter.

(B)

To purchase from TTC the proprietary design of TTC to the Bluetooth headset currently marketed by TTC under the trademark of iCliq and any development plan thereof, including all relevant samples, software, licenses and equipment related to product design, development, testing and approval, and all other related intellectual properties.

(C)

To purchase from TTC the business of manufacturing and distributing Bluetooth headsets, including the exclusive right to use the trademark of iCliq, sales orders currently held by TTC, all those product and production tools listed on Attachment 2, all information in TTC’s possession regarding product prices, component prices, customers, suppliers, potential customers and suppliers, and any other pertinent information in relation to the product, the market and the business.

(D)	To ask TTC to use reasonable commercial efforts to apply to change itself to Wong as a party to the agreement in all the license agreements listed on Attachment 3.

(E)

To ask TTC to release in writing the 7 employees as listed on Attachment 4 who will be hired by Wong after being released by TTC from their obligations to observe the "Employee Invention Covenant" and the "Employee Confidentiality Covenants" as stated in their respective employment contract with TTC.

In consideration of the above, we agree as follows:

(1)

To pay to TTC US$220,000 on the closing date of December 6, 2002. Wong acknowledges and agrees that there are no conditions to the offer and Wong is obligated to pay to TTC US$220,000 on the closing date. The parties will negotiate in good faith to adjust the purchase price of US$220,000 prior to the closing date in the event that Wong discovers a substantial defect in the TTC assets pursuant to paragraph 7 of this offer.

(2)

Wong shall assume the responsibility for the payment of those outstanding liabilities of TTC in connection with product tooling, production tooling and product approval listed on Attachment 5 provided that TTC agrees to use reasonable commercial efforts to assist the transfer of the titles to the product tools and production tools and the product approval to Wong as contemplated in this letter.

(3)

Concerning those production inventories with various suppliers or contract manufacturers, Wong and TTC will negotiate in good faith with each other to determine the quantity of component and finished product inventory to be transferred from TTC to Wong and the transfer prices. A purchase order will be issued by Wong to TTC after the quantities of inventory to be transferred and the transfer prices have been finalized.

In connection with the transaction contemplated in this letter, we shall require the following warranties from TTC. Except for the following warranties, Wong acknowledges and agrees that it shall take the TTC assets identified in this offer on an "as is" basis with no representations or warranties of any kind whatsoever from TTC, whether express, implied, statutory or otherwise, including, without limiting the generality of the foregoing, any implied warranties of merchantability, fitness for the purpose or conformity with description:

(1)	TTC has good title, which is not subject to any lien or encumbrance save the outstanding payments listed on Attachment 5, to all equipment, tools or other assets to be sold pursuant to this letter.

(2)

All equipment, tools or other tangible assets to be sold pursuant to this letter are in reasonable working condition, and all the necessary user manuals and/or explanatory documents are reasonably available.

(3)	The design of Bluetooth headsets and its future development plan are documented and delivered "as is" and as available.

(4)

Except for the outstanding liabilities listed on Attachment 5, there are no liabilities which are required to be paid by Wong in connection with product tools, production tools and product approval with regard to the production of the products under sales orders currently held.

The foregoing warranties shall be true and correct as at the date of TTC’s acceptance of this offer and at the date of closing. All warranties shall expire on closing and have no further force and effect after closing and no claims in relation to any warranties can be made after closing.

(5)	TTC’s acceptance of the offer shall be subject to all necessary approvals by its directors and shareholders, and the approval of the board of directors of Zi Corporation.

(6)	Wong shall be responsible for the preparation of any documentation necessary to give effect to the transfer of licenses, registrations, permits etc, including the costs thereof.

(7)

Wong will perform its own due diligence and make all necessary inquiries and investigations to satisfy itself as to the state of the TTC assets identified in this offer, including the intellectual property assets, and acknowledges that it has performed such inquiries and investigations prior to preparing the offer. Wong acknowledges that there are no formal registrations in existence for any of the intellectual property contemplated under the offer, including but not limited to the iCliq trademark.

(8)

Following closing, TTC shall not be liable for any claims arising from Wong’s conduct of the business of manufacturing and distributing Bluetooth headsets or such other uses of the assets sold pursuant to this letter, and, in particular, Wong shall indemnify and hold TTC and its affiliates harmless against any claims arising out of modifications made to the intellectual property assets of TTC by Wong or any other of Wong’s activities resulting in an infringement claim.

(9)

 Following closing, Wong hereby releases TTC and its affiliates, its officers, directors, employees and others for whom TTC is responsible at law from any and all liabilities, claims, damages, losses, costs, including legal costs, in relation to the TTC assets purchased by Wong hereunder.

(10)

For a period of three (3) month period after the date of closing, TTC agrees to defend and indemnify Wong against any third party claim that the existing design of the Bluetooth headset on the date of closing infringes any patent, copyright or intellectual property right of a third party provided that Wong promptly notifies TTC in writing of any such third party claim and fully cooperates with TTC in the defence thereof. TTC has no liability to Wong for, and TTC’s obligations under this section shall not apply to, any claim where the Bluetooth headset has been modified, altered, or combined with other intellectual property, devices or equipment.

(11)

In any event, TTC shall not be liable to Wong for any claims, damages, losses, costs, including legal costs, whatsoever arising under any of the terms of this offer for any amount in excess of US$220,000.

(12)	Wong represents that it has the corporate capacity to enter into this agreement and that the undersigned is duly authorized to sign this offer.

The above offer will be governed by the law of the Special Administrative Region of Hong Kong. If you accept the offer, please sign on the duplicate of this letter and return it by fax (fax no.: 852-27978076) and by mail to our attention. Thereafter, we shall discuss the completion arrangement.

The closing date for the purchase and sale of the TTC assets in accordance with this offer shall be on or before the end of business, Friday, December 6, 2002.

If you have any questions, please do not hesitate to contact us.

Yours faithfully,
For and on behalf of
Wong’s Electronics (Holdings) Company Limited

"B.L. Wong"
                                            Authorized Signatures

[Name]
Director

Offer accepted by:
For and on behalf of
Telecom Technology Corporation Limited

"George Tai"
                                            Authorized Signature(s)

Name:       George Tai

Position:    Director

Date:         November 28, 2002